FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the Fiscal Year ended December 31, 2003

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

       For the transition period from ________________ to _________________

       Commission file number 1-14642

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ING 401(k) Plan for ILIAC Agents

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ING Groep N.V.

                               Amstelveenseweg 500
                                1081 KL Amsterdam
                                 The Netherlands

                                       or

                                  P.O. Box 810
                                1000 AV Amsterdam
                                 The Netherlands

ING 401(k) Plan for ILIAC Agents
Contents of Audited Financial Statements and Supplemental Schedule

I. The following financial statements and supplemental schedule for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

       Financial Statements and Supplemental Schedule
       December 31, 2003 and 2002, and the year ended December 31, 2003:

       Report of Independent Registered Public Accounting Firm

       Audited Financial Statements:

         Statements of Net Assets Available for Benefits as of:
           December 31, 2003
           December 31, 2002

         Statements of Changes in Net Assets Available for Benefits for the years ended:
           December 31, 2003
           December 31, 2002

         Notes to Financial Statements

       Supplemental Schedule:
         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

       Signature Page

II.  The following exhibits are being filed herewith:

     Exhibit No.                Description

            1 Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

         99.1 Certification Pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

             Report of Independent Registered Public Accounting Firm


Board of Directors
ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Atlanta, Georgia
June 21, 2004

                        ING 401(k) Plan for ILIAC Agents
                 Statements of Net Assets Available for Benefits
                        As of December 31, 2003 and 2002




                                                                   2003                    2002
                                                           ---------------------   ---------------------
Assets
Investments, at fair value:
   Mutual funds                                              $   16,908,665          $    11,588,519
   Common stock                                                     293,854                   95,674
   Participant loans                                                910,558                  527,257
Group annuity contract at contract value                          2,494,514                1,541,122
                                                           ---------------------   ---------------------
Net assets available for benefits                            $   20,607,591          $    13,752,572
                                                           =====================   =====================


   The accompanying notes are an integral part of these financial statements.

                        ING 401(k) Plan for ILIAC Agents
           Statements of Changes in Net Assets Available for Benefits
                 For the years ended December 31, 2003 and 2002




                                                                   2003                    2002
                                                           ---------------------   ---------------------
Additions:
  Interest and dividends                                     $        236,018        $      144,147
  Contributions - participants                                      3,112,652             3,057,481
  Contributions - employer                                          1,030,701             1,014,903
  Net appreciation in fair value of investments                     3,917,219                     -
                                                           ---------------------    ---------------------
Total additions                                                     8,296,590             4,216,531
                                                           ---------------------    ---------------------
Deductions:
  Net depreciation in fair value of investments                             -             3,457,236
  Benefits paid to participants                                     1,436,322               573,304
  Administrative expenses                                               5,249                 5,210
                                                           ---------------------    ---------------------
Total deductions                                                    1,441,571             4,035,750
                                                           ---------------------    ---------------------
Net increase                                                        6,855,019               180,781

Net assets available for benefits:
  Beginning of year                                                13,752,572            13,571,791
                                                           ---------------------    ---------------------
  End of year                                                $     20,607,591         $  13,752,572
                                                           =====================    =====================



   The accompanying notes are an integral part of these financial statements.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     General

     The following description of the ING 401(k) Plan for ING Life Insurance and Annuity Company ("ILIAC") Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan, (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, including those described herein.

     The Plan is a voluntary defined contribution plan available to all full-time insurance salesmen who, as defined in the Plan document, have entered into a Career Agent Agreement with ILIAC. The Plan is intended to meet the requirements of Internal Revenue Code ("IRC") Section 401(a). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     ILIAC is the Plan sponsor ("Plan Sponsor") and the ING U.S. Pension Committee is the plan administrator ("Plan Administrator"). Effective January 2002, ING National Trust became the trustee ("Trustee") of the Plan.

     Investment Options

     At December  31, 2003,  the Plan's  assets were  invested in the  following investment vehicles: ING Fixed Account, ING GNMA Income Fund, ING Intermediate Bond Fund, Fidelity Puritan Fund, Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund, ING LargeCap Growth Fund, ING Value Opportunity Fund, MFS Capital Opportunities Fund, AIM Small Cap Growth Fund, ING Index Plus MidCap Fund, ING Index Plus LargeCap Fund, ING Small Company Fund, ING SmallCap Opportunities Fund, ING Technology Fund, ING International Fund, ING International Value Fund, Janus Worldwide Fund and ING Market Stock Fund.

     Concentrations of Risk

     At December 2003 and 2002, the Plan's assets were significantly concentrated in ING mutual funds and shares of Company stock (as more fully described below), the value of which is subject to fluctuations, related to corporate, industry and economic factors.

     Eligibility

     All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant Accounts

     Each participant's account is credited with the participant's contribution and the Company's contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant's account is also credited with allocations of Plan investment results. All earnings, with respect to participant's accounts, are allocated to each participant's account as soon as practicable after they accrue or arise. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year. Employees are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING's managed long term disability plan, or (4) termination or partial termination of the Plan.

     The amount of cumulative forfeited nonvested participant accounts as of December 31, 2003 and 2002 is $40,981 and $25,908, respectively.

     Employee Contributions

     Participants may contribute up to 20% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover ("rollover"). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

     Employer Contributions

     ILIAC matches participants' pre-tax contributions at 50% of each participant's contributions up to the first 6% of total eligible earnings. The IRC limits can affect certain highly paid participants' eligibility to receive matching contributions.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant Loans

     Subject to the provisions of the Plan, participants may borrow against their account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000.

     Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

     Benefits

     Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the vested account balances. A participant may elect to receive his or her benefit in Company (defined as American Depository Shares of ING Groep, N.V., a Netherlands Corporation which is the parent company of the Plan Sponsor) stock to the extent his or her account is invested in Company stock. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

     Administrative Expenses

     The Plan is responsible for paying all Plan expenses unless the Company determines to pay them.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

     Investment Valuation and Income Recognition

     The Plan provides for investments in ING American Depository Shares, guaranteed investment contracts ("GICs"), and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     Mutual funds are stated at fair value, which is the quoted market price. Investments in ING American Depository Shares are based on the quoted market price of the common shares of ING Groep, N.V. Certain investments in contracts with insurance companies (ING Fixed Account) are stated at contract value, in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans ("SOP 94-4"), which approximates fair value.

     Loans to participants are valued at their outstanding balances, which approximate fair value.

     Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

     Use of Estimates

     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Income Tax Status

     The Plan received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

     The Plan was amended and restated effective January 1, 2002, to incorporate the applicable requirements of the Uruguay Round Agreements Act ("GAAT"), Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000.


4.   Investments

     The following individual investments represent 5% or more of the Plan's total net assets as of the years ended December 31:


                                                                  2003                      2002
                                                          ----------------------    --------------------

     ING Small Company Fund - Class I                       $      3,407,863          $    2,496,094
     ING Fixed Account                                             2,494,515               1,541,122
     Fidelity Blue Chip Growth Fund                                2,650,206               1,987,272
     ING Growth Fund - Class I                                     2,099,963               1,624,859
     MFS Capital Opportunities Fund - Class A                         N/A                    745,732
     ING International Value Fund - Class I                        2,060,102               1,171,579
     ING Index Plus MidCap Fund - Class I                          1,200,372                  N/A
     ING Index Plus LargeCap Fund                                  1,109,705                  N/A


     The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains of losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:


                                                                  2003                      2002
                                                          ----------------------    --------------------

     Mutual funds                                           $       3,850,220         $   (3,423,356)
     ING Company shares                                                66,999                (33,880)
                                                          ----------------------    --------------------
     Net appreciation (depreciation) in fair value          $       3,917,219         $   (3,457,236)
                                                          ======================    ====================

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Investment in Insurance Contracts

     As of December 31, 2003, the Plan maintained one GIC related investment option, the ING Fixed Account. This contract is considered to be fully benefit responsive in accordance with AICPA SOP 94-4 and is carried at contract value. As of December 31, 2003 and 2002, the fair value of the investment in the ING Fixed Account approximates contract value of $2,494,514.

     The average yields for the contract for the years ended December 31, 2003 and 2002 were 4.52% and 5.25%, respectively. The crediting interest rates for the contract as of December 31, 2003 and 2002 were 4.45% and 5.25%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2003 and 2002 were 4.45% and 4.95%, respectively.

     The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.


6.   Blackout Period

     During 2002, as part of the transfer to a new trustee, the Plan Sponsor initiated blackout period restrictions with respect to participant activity. Certain investment options were changed and new ones made available to participants.

     All contributions for 2002 were directed to the new Trustee. Effective February 15, 2002, the blackout period ended and full-service activity resumed on all participant accounts.


7.   Parties-in-Interest to the Plan

     The Plan holds investments in several mutual funds that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2003 and 2002, funds of $14,295,779 and $9,354,919 were held in such investments and are considered parties-in-interest to the Plan.

                              Supplemental Schedule

ING 401(k) Plan for ILIAC Agents
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------



  (a)             (b)                                          (c)                                        (e)
          Identity of Issuer,
          Borrower, Lessor or       Description of Investment Including Maturity Date, Rate of
             Similar Party                 Interest, Collateral, Par or Maturity Value               Current Value
------- ------------------------ ----------------------------------------------------------------- ------------------

  *     ING Fixed Account        Investments underlying the ING Fixed Account are managed with        $   2,494,514
                                 a goal of producing the highest sustainable credited interest rates. An emphasis on high-credit, mortgage backed securities, and careful monitoring of the portfolio's risk to changes in interest rates are key strategies for maintaining competitive rates. The fixed account credited rate is 3.65% in 2003.

  *     ING GNMA Income Fund     This separate account seeks a high level of current income,                155,895
                                 consistent with liquidity and safety of principal, through investment primarily in mortgage-backed GNMA certificates that are guaranteed as to the timely payment of principal and
                                 interest by the United States Government. 17,635 units at $8.84 per unit.

  *     ING Intermediate Bond    This separate account seeks to provide investors with a high               353,712
        Fund                     level of current income, consistent with the preservation of capital and liquidity.  33,687 units at $10.50 per unit.

        Fidelity Puritan Fund    This separate account seeks income and capital growth                      567,033
                                 consistent with reasonable risk. 30,700 units at $18.47 per unit.

        Merrill Lynch Equity     This separate account seeks to provide investment results that,            617,594
        Index Trust              before expenses, replicate the total return of the Standard &
                                 Poor's 500 Composite Stock Price Index. 7,442 units at $82.99 per unit.

        Fidelity Blue Chip       This separate account seeks growth of capital over the long              2,650,206
        Growth Fund              term. 66,874 units at $39.63 per unit.

  *     ING Growth Fund -        This separate account seeks growth of capital through                    2,099,963
        Class I                  investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. 177,063 units at $11.86 per unit.

  *     ING LargeCap Growth      This separate account seeks long-term capital appreciation.                210,473
        Fund - Class I           12,089 units at $17.41 per unit.

  *     ING Value Opportunity    This separate account seeks growth of capital primarily through            556,240
        Fund Class I             investment in a diversified portfolio of common stocks and securities convertible into common stock. 55,791units at $9.97 per unit.

        MFS Capital              This separate account seeks capital appreciation. 64,342 units              773,396
        Opportunities Fund -     at $12.02 per unit.
        Class A



ING 401(k) Plan for ILIAC Agents
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------



  (a)             (b)                                          (c)                                        (e)
          Identity of Issuer,
          Borrower, Lessor or       Description of Investment Including Maturity Date, Rate of
             Similar Party                 Interest, Collateral, Par or Maturity Value               Current Value
------- ------------------------ ----------------------------------------------------------------- ------------------

        AIM Small Cap Growth     This separate account seeks long-term growth of capital. 16,719            429,835
        Fund - Class R           units at $25.71 per unit.

  *     ING Index Plus MidCap    This separate account seeks to outperform the total return               1,200,372
        Fund - Class I           performance of the Standard & Poor's MidCap 400 Index while maintaining a market level of risk. 85,497 units at $14.04 per unit.

  *     ING Index Plus           This separate account seeks to outperform the total return               1,109,705
        LargeCap Fund (I)        performance of the Standard & Poor's 500 Composite Index while maintaining a market level of risk. 78,369 units at $14.16 per unit.

  *     ING Small Company        This separate account seeks growth of capital primarily through          3,407,863
        Fund - Class I           investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalization. 217,894 units at $15.64 per unit.

  *     ING SmallCap             This separate account seeks capital appreciation. 4,754 units              110,665
        Opportunities Fund -     at $23.28 per unit.
        Class A

  *     ING Technology           This separate account seeks long-term capital appreciation.                493,043
        Fund - Class I           127,401 units at $3.87 per unit.

  *     ING International Fund   This separate account seeks long-term growth of capital. 4,724              43,231
        - Class I                units at $9.15 per unit.

  *     ING International        This separate account seeks long-term capital appreciation.              2,060,102
        Value Fund - Class I     136,340 units at $15.11 per unit.

        Janus Worldwide Fund     This separate account seeks long-term growth of capital in a                69,337
                                 manner consistent with the preservation of capital. 1,754 units at $39.54 per unit.

        ING Market Stock         This separate account seeks to invest primarily in ING American            293,854
        Fund                     Depository Shares ("ING ADS").

        Participant loans                                                                                   910,558
                                                                                                   ------------------
                                                                                                      $  20,607,591
                                                                                                   ==================


        Note: Column (d) cost information is omitted for all participant directed investments.

        * Indicates a party-in-interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       ING 401(k) Plan for ILIAC Agents

Dated: June 21, 2004                   By:  ING US PENSION COMMITTEE


                                            By:/s/ Darryl Harris
                                               ---------------------------------
                                               Name:  Darryl Harris
                                               Title: Chairman

                                   Exhibit 1

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14254) pertaining to the ING 401(k) Plan for ILIAC Agents of ING Groep N.V. and affiliates of our report dated June 21, 2004, with respect to the financial statements and schedule of the ING 401(k) Plan for ILIAC Agents included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


Atlanta, Georgia                                           /s/ Ernst & Young LLP
June 21, 2004

                                  Exhibit 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

In connection with the Annual Report on Form 11-K of the ING 401(k) Plan for ILIAC Agents (the "Plan") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 21, 2004

                                            By: /s/ B. Scott Burton
                                                --------------------------------
                                                Name:  B. Scott Burton
                                                Title: Attorney in Fact


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.